STATEMENT OF INVESTMENTS
Dreyfus Premier Core Equity Fund
May 31, 2006 (Unaudited)

Common Stocks--99.9%	Shares	Value ($)
Consumer Discretionary--8.8%		
CBS, Cl. B	10,000	259,100
Home Depot	50,000	1,906,000
McDonald's	40,000	1,326,800
McGraw-Hill Cos.	120,000	6,192,000
News, Cl. A	200,200	3,817,814
Target	45,000	2,201,400
Time Warner	5,500	94,655
Viacom, Cl. B	10,000 a	377,500
		16,175,269
Energy--18.7%		
BP, ADR	75,000	5,302,500
Chevron	121,000	7,234,590
ConocoPhillips	70,000	4,430,300
Exxon Mobil	190,060	11,576,555
Occidental Petroleum	20,000	1,981,800
Royal Dutch Shell, Cl. A, ADR	54,000	3,580,740
Total, ADR	8,000 b	521,680
		34,628,165
Finance--18.1%		
American Express	80,000	4,348,800
American International Group	40,580	2,467,264
Ameriprise Financial	16,000	732,320
Bank of America	95,000	4,598,000
Citigroup	158,233	7,800,887
HSBC Holdings, ADR	35,000 b	3,052,700
JPMorgan Chase & Co.	90,000	3,837,600
Merrill Lynch & Co.	55,000	3,982,550
SunTrust Banks	34,000	2,574,140
		33,394,261
Food Retailing--6.3%		
Wal-Mart Stores	100,000	4,845,000
Walgreen	166,000	6,739,600
		11,584,600
Food, Beverage & Tobacco--18.7%		
Altria Group	160,000	11,576,000
Anheuser-Busch Cos.	50,000	2,282,000
Coca-Cola	190,000	8,365,700
Nestle, ADR	70,050	5,225,730
PepsiCo	118,000	7,134,280
		34,583,710
Health Care--8.3%		
Abbott Laboratories	70,000	2,989,000
Eli Lilly & Co.	45,000	2,323,800
Johnson & Johnson	90,000	5,419,800
Merck & Co.	30,000	998,700
Pfizer	130,350	3,084,081
UnitedHealth Group	10,000	439,600
		15,254,981
Household & Personal Products--5.1%		
Colgate-Palmolive	14,000	844,760
Estee Lauder Cos., Cl. A	30,000	1,228,200
Procter & Gamble	135,000	7,323,750
		9,396,710
Industrial--9.7%		
Emerson Electric	60,000	4,951,200
General Electric	298,000	10,209,480
United Parcel Service, Cl. B	35,000	2,819,250
		17,979,930
Information Technology--5.5%		
Intel	345,000	6,216,900
Microsoft	170,000	3,850,500
		10,067,400
Materials--.7%		
Arkema, ADR	200 a,b,c	7,174
Praxair	25,000	1,317,500
		1,324,674
Total Common Stocks		
(cost $151,467,311)		**184,389,700**

Investment of Cash Collateral
for Securities Loaned--.5%

Registered Investment Company;

Dreyfus Institutional Cash Advantage Plus Fund

(cost $984,400)	984,400 d	**984,400**
Total Investments (cost $152,451,711)	**100.4%**	**185,374,100**
Liabilities, Less Cash and Receivables	**(.4%)**	**(825,934)**
Net Assets	**100.0%**	**184,548,166**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At May 31, 2006, the total market value of the fund's securities
     on loan is $973,922 and the total market value of the collateral held by the fund is $984,400.

c   The value of this security has been determined in good faith under the direction of the Board of Directors.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.